Exhibit 99.1

FOR IMMEDIATE RELEASE

GoldMining announces the Appointment of David Garofalo as Co-Chair

Designated News Release

Vancouver, British Columbia – January 9, 2023 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to announce the appointment of David Garofalo as a director and co-Chair of the Company.

Amir Adnani, founder and Co-Chair of GoldMining, commented: "David brings more than 30 years of leadership experience in the gold mining industry, including leading the largest merger in gold industry history between Goldcorp and Newmont. His addition to our leadership team will be invaluable as we continue our value creation strategy, which recently has included the successful IPO of Gold Royalty and recent optioning of the Almaden Project.”

He added: “David has been a member of our advisory board since 2020 where we partnered to complete the IPO of Gold Royalty in 2021. I look forward to working closely alongside David as co-Chair as we continue to execute our strategy."

Mr. Garofalo has worked in various leadership capacities in the natural resources sector over the last 30 years. He has served as Chairman & CEO of Gold Royalty Corp since August 2020, President and CEO of Goldcorp Inc. from 2016 to 2019, President & CEO of Hudbay Minerals Inc. from 2010 to 2015, Senior Vice President, Finance & CFO of Agnico-Eagle Limited from 1998 to 2010 and as treasurer and other various finance roles with Inmet Mining Corporation from 1990 to 1998.

David was named Mining Person of the Year by The Northern Miner in 2012 and Canada’s CFO of the Year by Financial Executives International Canada in 2009. A graduate of the University of Toronto (B.Comm.), he is also an FCPA, FCA, ICD.D. He also serves on the boards of directors of the Vancouver Board of Trade and the Vancouver Symphony Orchestra.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia, and Peru. The Company also owns more than 21 million shares of Gold Royalty Corp. (NYSE American: GROY).

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Co-Chair
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3

Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and/or expectations, including statements regarding the Company's strategies and future plans, including the proposed initial public offering of U.S. GoldMining Inc. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, economic conditions, unanticipated costs and expenses and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2021, and other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.